

22003347

washington, D.C. 20549

ЗION

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28302

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____01/01/21____ AND ENDING ____12/31/21____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Finance 500, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

584 Wald
                                   (No. and Street)

Irvine	California	92618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bryan L. Bennett	(949) 253-4000	BBennett@finance500.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP

(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Bryan L. Bennett__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Finance 500, Inc.__ , as of __December 31__, 2 __021__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: __PRESIDENT & CEO__

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _Orange_

Subscribed and sworn to (or affirmed) before me on this _17th_ day of _February_, 20_22_, by _____
Bryan L. Bennett,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KATHLEEN MASTERS
Notary Public - California
Orange County
Commission # 2322923
My Comm. Expires Mar 1, 2024

(Seal)   Signature_____

FINANCE 500, INC.
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Notes to the Financial Statements	7 - 17
Supporting Schedules	18
Schedule I:	19
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	
Reconciliation with Company's Net Capital Computation	
Schedule II:	20
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Review Report of the Independent Registered Public Accounting Firm	21
SEA Rule 15c3-3 Exemption Report	22

·ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Finance 500, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Finance 500, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as Finance 500, Inc.'s auditor since 2015.
Walnut Creek, California
February 22, 2022

FINANCE 500, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	829,583
Cash at clearing organization		3,448,169
Marketable securities		22,136,166
Due from broker		210,330
Deposits with clearing organizations		250,000
Prepaid expenses		119,730
Deferred tax asset		489,500
Property and equipment, net		27,104
Operating lease right-of-use asset		593,065
Total Assets	$	28,103,647

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued liabilities	$	46,163
Accrued compensation		222,881
Accrued pension liability		30,000
Payable to clearing organization		22,136,166
Accrued interest		31,250
Operating lease liability		633,477
Total Liabilities		23,099,937
Subordinated Notes		1,250,000

Stockholder's Equity

Common stock, no par value per share;		
authorized 1,900 shares; issued and outstanding 1,000 shares		2,315,000
Retained earnings		1,438,710
Total Stockholder's Equity		3,753,710
Total Liabilities and Stockholder's Equity	$	28,103,647

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenue

Underwriting income	$	2,831,457
Private placement of securities		437,500
Commission income		324,396
Interest income		170,303
Other income		98,439
Total Revenue		3,862,095

Operating Expenses

Compensation and benefits	2,965,160
Clearing fees and other trading charges	710,730
Professional fees	471,213
Management fee	360,000
Interest expense	326,340
Rent	227,290
Referral fees	188,372
Insurance	51,324
Commissions	44,711
Regulatory fees	38,423
Communication and data	25,837
Business development	19,929
Depreciation	17,911
Other operating expenses	134,233
Total Operating Expenses	5,581,473
Total Operating Loss	(1,719,378)
Forgiveness of note payable	(447,742)
Loss Before Tax Benefit	(1,271,636)
Tax benefit	(506,120)
Net Loss	$ (765,516)

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Retained Earnings	Total
Stockholder's Equity at January 1, 2021	$ 2,315,000	$ 2,204,226	$ 4,519,226
Net loss	-	(765,516)	(765,516)
Stockholder's Equity at December 31, 2021	$ 2,315,000	$ 1,438,710	$ 3,753,710

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities

Net loss	$	(765,516)
Forgiveness on note payable		(447,742)
Depreciation		17,911
Amortization of right-of-use asset		182,810
Adjustments to reconcile net loss		
to net cash used in operating activities:		
(Increase) decrease in:		
Marketable securities		(3,083,126)
Due from broker		276,589
Prepaid expenses		(28,509)
Deferred tax asset		(441,628)
Increase (decrease) in:		
Accounts payable and accrued liabilities		(9,998)
Accrued compensation		172,221
Commissions payable		(202,442)
Accrued pension liability		(330,000)
Payable to clearing organization		3,083,126
Taxes payable		(11,398)
Operating lease liability		(180,277)
Net Cash Used in Operating Activities		(1,767,979)

Cash Flows from Financing Activities

Proceeds from note payable		447,742
Payments on note payable		(6,007)
Net Cash Provided by Financing Activities		441,735
Net Decrease in Cash		(1,326,244)
Cash at beginning of year		5,853,996
Cash at End of Year	$	4,527,752

Non-cash Investing and Financing Activities

Decrease in operating lease right-of-use asset and operating lease liability	$	117,920

Supplemental Cash Disclosures

Taxes paid	$	22,316
Interest paid	$	326,340

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2021

Subordinated liabilities at January 1, 2021	$	1,250,000
Subordinated liabilities at December 31, 2021	$	1,250,000

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Finance 500 Inc. (the Company) is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California. The Company is a wholly owned subsidiary of RMB Group, LLC ("RMB"). The Company operates as a registered broker dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company acts as an introducing broker dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker dealer. The Company's primary business consists of underwriting and sales of certificates of deposit. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC").

2. **Significant Accounting Policies**

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments approximate the carrying value of such amount.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with a maturity of three months or less from the date of purchase, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2021, there are no cash equivalents.

Marketable Securities
Marketable securities consist of certificates of deposit. The certificates of deposit are purchased on margin with the clearing organization and the related liability is included in the payable to clearing organization.

Commissions Receivable
Accounts receivable represents commissions due to the Company from the sale of securities. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as bad debt expense on the Statement of Operations. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2021.

Property and Equipment
Property and equipment are stated at cost. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over five to seven years.

2. **Significant Accounting Policies** *(continued)*

Benefit Plan

The Company provides a pension plan to eligible employees. The Company records annual amounts relating to this plan based on calculations specified by GAAP. These GAAP calculations include various actuarial assumptions as to discount rates, assumed rates of return on plan assets, mortality, and compensation increases.

Revenue Recognition

Revenue is earned through services related to brokerage, 12b-1 fees, and underwriting. Brokerage commissions and related clearing and floor brokerage expenses are reported at a point in time on a trade date basis. 12b-1 fees are reported after the performance obligation has been met and when payment is received. Underwriting income is recorded at a point in time when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue is reasonably determinable. See Note 11, Revenue from Contracts with Customers, for further information.

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2021, the Company had one long term operating lease.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for the income taxes.

3. **New Accounting Pronouncement**

Recently Adopted Accounting Guidance

ASU 2018-14 *Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20)* ("ASU 2018-14")

Effective January 1, 2021, the Company adopted ASU 2018-14, which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans to improve the effectiveness of disclosure in the notes to the financial statements.

See Note 12 for the presentation of the updated accounting standard.

4. **Deposits with Clearing Organizations**

The Company's clearing broker, RBC Correspondent Services ("RBC"), requires the Company maintain a minimum of $250,000 in cash deposits.

5. **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable
The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities
Securities consist of certificates of deposit. Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis
The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Certificates of deposit	$21,506,966	-	-	$21,506,966
Corporate bonds	$ 629,200	-	-	$ 629,200
Liabilities at fair value:				
Payable to Clearing Organization	$22,136,166	-	-	$22,136,166
Accrued Compensation	-	-	$ 115,400	$ 115,400

Certificates of deposit are based on quoted market prices in active markets for identical assets and liabilities.
Accrued compensation is based on a valuation of stock appreciation rights using the Black Scholes method. See Note 8, Accrued Compensation, for further information.

6. **Property and Equipment**

Property and equipment consist of the following:

Furniture and equipment	$ 140,617
Accumulated depreciation	(113,513)
Total	$ 27,104

Depreciation expense for the year ended December 31, 2021 was $17,911.

7. **Payable to Clearing Organization**

The Company has a lending agreement with RBC where the Company can purchase certificates of deposit on margin. Under this agreement, the Company is required to maintain a minimum 10% margin of cash and certificates of deposit. As of December 31, 2021, the Company's margin loan from RBC was $22,136,166. The Company incurs interest at the broker call rate plus 0.5%. During 2021, the Company incurred interest expense of $200,457 on such transactions.

8. **Accrued Compensation**

Effective August 1, 2020, the Company entered into a Stock Appreciation Rights Agreement ("SARA") with a long-term employee. Per the SARA, the employee was granted fifty common stock shares that will vest in increments of ten over a five-year period beginning August 1, 2020 and will expire ten years from the effective date of the agreement. The value of this stock-based compensation award was calculated using the Black Scholes method which requires management make various assumptions. The assumptions used to calculate fair value of this employee incentive are as follows:

Risk-free interest rate	1.20%
Expected dividend yield	0.00%
Expected life in years	6.50
Expected volatility	45.55%

The risk-free interest rate assumption is based upon the risk-free interest rate for a ten-year United States Treasury security determined at the grant date. The expected dividends rate assumption is zero since the Company does not expect to declare dividends.

	Number of Shares	Total Value of Non-Vested Shares
Stock appreciation rights outstanding at January 1, 2021	40	$ 202,640
Adjusted to fair market value	40	28,160
Vested on August 1, 2021	(10)	(57,700)
Stock appreciation rights outstanding at December 31, 2021	30	$ 173,100

Stock appreciation rights are re-evaluated on an annual basis using the Black-Scholes valuation model. No cash was paid to settle stock appreciation rights during 2021. As of December 31, 2021, the fair value of this employee incentive was $115,400 and is presented as accrued compensation on the Statement of Financial Condition. As of December 31, 2021, a related deferred tax benefit of $32,289 was recognized and is included in the deferred tax asset balance on the Statement of Financial Condition.

9. **Notes Payable**

On April 11, 2016, the Company entered into a sixty month equipment loan agreement that was secured by property and equipment in the amount of $106,968. The unpaid principal on this note bore interest at a rate of 10.5% per annum. For the year ended December 31, 2021, $6,007 of the note principal was paid. During the year ended December 31, 2021, $60 of interest was expensed in relation to the note. As of December 31, 2021, the note was paid in full.

The Company received a loan from First State Bank - Gothenburg in the amount of $447,742 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. As of July 27, 2021, the loan and the related interest incurred was forgiven in full since the Company used the proceeds of the loan for eligible expenditures such as payroll and other expenses described in the CARES Act. As of December 31, 2021, there is no further obligation on this note. The forgiven amount is included in other income on the accompanying Statement of Operations.

10. **Related Party Transactions**

Subordinated Notes
The Company has a $750,000 note subordinated to claims of general creditors pursuant to an agreement approved by FINRA on June 28, 2016. The note bears interest of 10%. The note automatically extends for twelve months. On June 12, 2017, FINRA approved the payment of interest on this subordinated loan on a monthly basis. The subordinated loan is with the stockholder and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. During the year ended December 31, 2021, the Company incurred and paid $75,000 of interest expense on this loan. As of December 31, 2021, $31,250 of interest was accrued on the loan.

The Company has a $500,000 note subordinated to claims of general creditors pursuant to an agreement approved by FINRA on October 25, 2017. The note bears interest of 10%. The note automatically extends for twelve months. Since inception, FINRA has approved of the payment of interest on this subordinated loan on a monthly basis. The subordinated loan is with the stockholder and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. During the year ended December 31, 2021, $50,000 of interest was expensed and paid on this loan. As of December 31, 2021, no interest was accrued on the loan.

Management Services Agreement
As of January 1, 2021, the Company entered into an amended management services agreement with its sole stockholder, RMB. For a fee of $30,000 per month, the Company received management services from RMB. For the year ended December 31, 2021, the Company paid RMB $360,000 for management services which is included in management fee on the Statement of Operations. As of December 31, 2021, no amount is due to RMB in relation to this agreement.

Office Lease
The Company entered into an operating lease agreement for office space in Irvine, California with a company under common control, RMB. The office lease with RMB terminated as of December 7, 2021, and the same office space was leased with a new, unrelated landlord. For the year ended December 31, 2021, total operating lease cost included in rent on the Statement of Operations for the related party lease was $214,858. See Note 13 for additional detail on the leases.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

11. Revenue from Contracts with Customers

In accordance with ASU 2014-09, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Underwriting income
The Company earns underwriting income by providing underwriting services to institutional customers. Underwriting income is calculated as the difference between the price the Company pays the issuer and the price at which the Company places the issue on the market. Historically, underwriting income was recognized as of the trade date. Under the new revenue standard, since the performance obligation is deemed to be fulfilled as of the trade date, the Company continues to recognize underwriting income at such time.

Commission income
The Company earns commission revenue on the sale of CD products to institutional and other broker dealer clients. Commissions are based upon an agreed-upon percentage of the value of CD products sold. Commission revenue is recognized upon the settlement date of the transaction which is not materially different from trade date.

Private Placement of Securities
Private placement of securities can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided, or are recognized at a point in time when the related performance obligation is complete. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied upon completion.

12b-1 fees
The Company earns 12b-1 fees by providing financial management services to private clients. 12b-1 fees are calculated as a percentage of net assets under management. The fees are considered variable and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. As the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activity are known, which are usually monthly or quarterly. 12b-1 fees recognized in the current period are primarily related to performance obligations that have been satisfied.

Insurance revenue
The Company earns commission revenue on the sale of insurance products to private clients. Insurance commissions are based upon an agreed-upon percentage of the value of insurance products sold. This revenue is considered variable and is recognized to the extent it is probable that a significant revenue reversal will not occur once uncertainty of payment has been resolved.

Disaggregation of Revenue
The following table presents the Company's revenue from contracts with customers by business activity and other sources of revenue for the year ended December 31, 2021:

	Institutional Investors	Private Client	Other	Total
Revenue from contracts with customers:				
Underwriting	$ 2,831,457	$ -	$ -	$ 2,831,457
Private placement of securities	-	437,500	-	437,500
Commission	324,396	-	-	324,396
Reimbursement income	-	77,000	-	77,000
12b-1 fees	-	1	-	1
Insurance	-	6,438	-	6,438
Total revenue from contracts with customers	$ 3,155,853	$ 520,939	$ -	$ 3,676,792

11. **Revenue from Contracts with Customers** *(continued)*

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. At January 1, 2021 and December 31, 2021, receivables related to revenue from contracts with customers were $486,919 and $210,330, respectively. There was no significant impairment related to these receivables during the period ended December 31, 2021.

Alternatively, fees received prior to the completion of the performance obligation would be recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Since the Company does not collect any fees in advance, there is no deferred revenue as of January 1, 2021 and December 31, 2021.

Contract Costs
Expenses associated with the Company's revenue streams are recognized as incurred as related performance obligations are satisfied. For the year ended December 31, 2021, $77,000 of expenses were reimbursed by clients and included in other income on the Statement of Operations.

12. **Employee Benefit Plans**

The Company has a qualified 401(k) profit sharing plan ("Plan") and a defined benefit pension plan ("Pension") for eligible employees.

The Plan covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the Plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company contributes two percent of employee contributions to the Plan which was $2,210 in 2021. This expense is included in compensation and benefits on the Statement of Operations.

The Pension was established on December 27, 2019. To participate in the Pension, an employee must have completed at least two years of service or have attained the age of twenty-one years. Specifically excluded from the Pension are retired or terminated employees. Each eligible Pension participant's accrued benefit is based on a calculation of the participant's average annual earnings and respective group class percentage. This provision is only limited by Internal Revenue Code Section 401(a)(17) which sets contribution limits of $290,000 in 2021. An amendment to freeze the Pension was adopted on March 8, 2021. The Company makes contributions to the Pension equal to the amounts accrued for pension expense.

Summary of Pension Plan Assets as of December 31, 2021				
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market (a)	$ 461,268	$ 461,268	-	-
Stocks (b)	142,167	142,167	-	-
Exchange Traded Funds (b)	105,655	105,655	-	-
Total	$ 709,090	$ 709,090	-	-

(a) Investment vehicles for cash reserves.
(b) Securities with the primary objective of approximating the risk and return characteristics of the S&P 500 Index and S&P 700 Index.

The trustees have the sole discretion to invest and manage Pension assets.

12. Employee Benefit Plans *(continued)*

The annual measurement date is December 31 for the Pension benefits.

Assumptions used in the measurement of the Pension at December 31, 2021	
To determine the pension benefit obligations:	
Weighted average discount rate	5.00%
Weighted average rate of compensation increase	0.00%
To determine the periodic benefit costs:	
Weighted average discount rate	5.00%
Weighted average rate of compensation increase	3.00%
Weighted average expected return on plan assets	4.50%

GAAP requires an employer disaggregate the service cost component from the other components of net pension benefit cost and report the service cost component in the same income statement line item as other compensation costs arising from services rendered by the pertinent employees during the year. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. Since a subtotal of income from operations is not presented for the year ended December 31, 2021, both Pension service cost and other components of the Pension's net benefit cost were $0.

Estimated amount from the Pension that will be amortized from accumulated other comprehensive income into net pension cost in 2022 is as follows:

Net actuarial loss	$ 322,864
Prior service cost	$ -

Summary of the Pension as of December 31, 2021	
Change in Benefit Obligation	
Benefit obligation at January 1	$ 691,851
Service cost	-
Interest cost	34,593
Actuarial gain	(10,704)
Benefits paid	-
Benefit obligation at December 31	$ 715,740
Change in Plan Assets	
Fair value of plan assets at January 1	$ 360,098
Actual return on plan assets	6,218
Employer contributions	342,774
Fair value of plan assets at December 31	$ 709,090
Funded Status	
Projected benefit obligation	$ (715,740)
Fair value of plan assets	709,090
Funded status	$ (6,650)
Net periodic benefit cost	$ 26,560

12. Employee Benefit Plans *(continued)*

Pension amounts recognized in the Statement of Financial Condition consist of:

Liabilities	$	30,000
Total	$	30,000

Pension contributions expected to be paid in 2022	$	-

Pension benefit payments, which reflect expected future service, expected to be paid

2022	$	-
2023		-
2024		8,924
2025		-
2026 to 2031		-
Total	$	8,924

13. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

The Company entered into an operating lease agreement for office space in Irvine, California with a related party through December 7, 2021. Commencing December 8, 2021, the Company entered a new operating lease agreement with an unrelated landlord for the same office space. The new agreement was for a term of sixty months ending December 7, 2026. For the year ended December 31, 2021, information pertaining to the operating leases were as follows:

Supplemental Statement of Financial Condition Information	
Operating lease:	
Right of use asset	$ 593,065
Operating lease liability	$ 633,477
Remaining lease term	59.23 months
Discount rate	5.0%

Supplemental Cash Flow Information	
Operating Lease ROU Asset	
ROU asset on January 1, 2021	$ 893,795
ROU remeasurement	(117,920)
Amortization of ROU assets	(182,810)
Operating lease ROU asset as of December 31, 2021	$ 593,065
Payments on operating lease liabilities	$ 221,151

FINANCE 500, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021

13. **Lease** *(continued)*

Maturities of Operating Lease Liability	
2022	$ 135,394
2023	140,133
2024	145,037
2025	150,113
2026	144,921
Total lease payments	715,598
Less discount	(82,121)
Total operating lease liability	$ 633,477

Total operating lease cost included in rent on the Statement of Operations	$ 223,684

14. **Income Taxes**

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for tax years before 2018 and 2017, respectively.

Income tax benefit shown in the accompanying Statement of Operations consists of the following:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Deferred tax benefit	(441,628)	(65,292)	(506,920)
Total	$ (441,628)	$ (64,492)	$ (506,120)

For the year ending December 31, 2021, federal and California net operating loss carryforwards were $1,681,260 and $1,675,523, respectively.

Deferred tax assets of the Company are primarily the result of stock appreciation rights vested and net operating loss carryforwards. As of December 31, 2021, there was no valuation allowance as it is more likely than not that the deferred tax assets will be utilized.

15. **Cash**

For the purpose of preparing the statement of cash flows, cash consists of the following:

	December 31, 2021
Cash	$ 829,583
Cash at clearing organization	3,448,169
Deposits with clearing organization	250,000
Total cash shown in the Statement of Cash Flows	$ 4,527,752

16. **Concentration of Credit Risk**

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2021, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

For the year ended December 31, 2021, 100% of investment banking fees were earned from three clients.

FINANCE 500, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021

17. Litigation Matters

In the normal course of operations, the Company is involved with certain claims and disputes and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from any claims, disputes, or examinations, will not have material effect on the Company's financial position or results of operations.

18. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for credit losses when necessary.

19. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2021, the Company's net capital was $2,212,044, which exceeded the requirement by $2,112,044.

20. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

21. Subsequent Events

The Company has evaluated subsequent events through February 22, 2022, the date which the financial statements were issued.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

FINANCE 500, INC.
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

Net capital		
Total stockholder's equity		$ 3,753,710
Add: Subordinated borrowing		1,250,000
Total equity and allowable subordinated liabilities		5,003,710
Less: Non-allowable assets		
Deferred tax asset	489,500	
Prepaid expenses	119,730	
Property and equipment, net	27,104	636,334
Less: Other deductions		
Marketability charges		1,562,133
Net capital before haircuts		2,805,243
Less: Haircuts on positions		593,199
Net capital		$ 2,212,044
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $370,706 or $100,000, whichever is greater		100,000
Excess Net Capital		$ 2,112,044

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION
INCLUDED IN PART II OF FORM X-17A-5
AS OF DECEMBER 31, 2021

Net capital, as reported in Company's amended	
Part II of Form X-17-A-5 as of December 31, 2021	$ 2,212,045
Increase in stockholder's equity	476,180
Increase in non-allowable assets	(476,181)
Net Capital Per Above Computation	$ 2,212,044

FINANCE 500, INC.
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2021

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

In addition, the Company provides private placement of securities that are not based upon section (k)(2)(ii). The Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connnection with these activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirement of this Rule.

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Stockholder of
Finance 500, Inc.

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Finance 500, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to its business activities exclusively to: private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter + Associates LLP

Walnut Creek, California

February 22, 2022

SEA RULE 15c3-3 EXEMPTION REPORT

Finance 500, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to the private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I, Bryan L Bennett, President of the "Company", affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Bryan L Bennett
President

February 17, 2022